Exhibit (a)(1)(GG)

Excerpt from the Transcript of Omnicare, Inc.’s First Quarter 2005 Conference Call

April 28, 2005

Mr. Joel Gemunder:

Now, before I turn the call over to Dave and Cheryl for their comments, let me say a word about our tender [offer for] NeighborCare. As you know, we are continuing to work with the [FTC] to complete their review process. We continue to believe that this is a compelling combination. It represents an excellent, strategic fit and our $30 per share cash offer provides a unique opportunity for NeighborCare shareholders to realize maximum value for their shares immediately. And we of course would like to meet with the NeighborCare management and its Board and are willing to discuss all aspects of our offer. While we hope to be able to negotiate a deal with NeighborCare sooner rather than later, we have proposed a slate of three highly qualified independent Directors for election at NeighborCare’s upcoming shareholders meeting.

If necessary, this slate in our view will ensure that the interest[s] of NeighborCare shareholders, which have been made quite clear through the tenders, are well represented. In any case, we remain confident in the ability to consummate the offer. We are a determined, disciplined buyer and we continue to believe that this transaction makes compelling business sense. And that is all we have to say on this matter today. And much as I like to talk I won’t be taking questions on the subject.